Barry Pershkow Partner	1717 Rhode Island Avenue NW Washington, DC 20036-3026

Direct: 202.478.6492 Email: pershkow@chapman.com

January 4, 2022

Mr. Deepak Pai

Mr. Trace Rakestraw

Mr. Daniele Marchesani

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Eaton Vance Exchange-Traded Fund Trust, et. al. (File No. 812-15003);

Request for Withdrawal of Exemptive Application

Dear Messrs. Pai, Rakestraw and Marchesani:

We are writing on behalf of Eaton Vance Exchange-Traded Fund Trust and other applicants (the “Applicants”) to respectfully request the withdrawal of the Applicants’ application for an order under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act (the “Application”). The Application was originally filed with the Securities and Exchange Commission on February 20, 2019 and the Fifth Amended and Restated Application was filed on December 8, 2020.

The Applicants respectfully request that the Application be withdrawn and that the U.S. Securities and Exchange Commission take no further action with respect thereto.

If you have any questions or need further information, please contact me at (202) 478-6492

Sincerely,

/s/ Barry Pershkow

Barry Pershkow